NUTCASE MILK, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
December 31, 2024 and 2023

Nutcase Milk, Inc.
Index to Financial Statements



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Nutcase Milk, Inc.

Opinion

We have audited the accompanying financial statements of Nutcase Milk, Inc. (a Delaware corporation, the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred net losses and only recently commenced operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions, and management's plans regarding these matters are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
May 23, 2025

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

NUTCASE MILK, INC.
BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 48,433	$ 181,810
Accounts receivable	25,154	-
Inventory	346,930	-
Prepaid expenses	575	-
Total current assets	421,092	181,810
Total assets	$ 421,092	$ 181,810
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 12,160	$ 5,356
Accrued liabilities	-	3,408
Deferred revenue	1,119	-
Due to related parties	3,000	3,000
Total current liabilities	16,279	11,764
SAFE Agreements	950,000	350,000
Total liabilities	966,279	361,764
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Common stock $0.00001 par value 10,000,000 authorized and 9,100,000 issued and outsstanding, respecitvely	91	91
Additional paid-in capital	2,207	-
Accumulated deficit	(547,485)	(180,045)
Total stockholders' deficit	(545,187)	(179,954)
Total liabilities and stockholders' deficit	$ 421,092	$ 181,810

See accompanying notes to the financial statements

3

NUTCASE MILK, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Revenues	$	185,402	$	-
Cost of revenues		112,315		-
Gross profit		73,087		-
Operating Expenses:				
General and administrative		232,629		93,779
Sales and marketing		208,613		24,965
Research and development		785		61,301
Total operating expenses		442,027		180,045
Operating loss		(368,940)		(180,045)
Other income		(1,500)		-
Total other income		(1,500)		-
Loss before provision for income taxes		(367,440)		(180,045)
Provision for income taxes		-		-
Net loss	$	(367,440)	$	(180,045)

See accompanying notes to the financial statements

NUTCASE MILK, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common stock		Additional Paid-in Capital	Accumulated deficit	Total Stockholders' Deficit
	Shares	Amount			
January 4, 2023 (Inception)	-	$ -	$ -	$ -	$ -
Frounder shares	9,000,000	90	-	-	90
Shares issued for services	100,000	1	-	-	1
Net loss	-	-	-	(180,045)	(180,045)
December 31, 2023	9,100,000	$ 91	$ -	$ (180,045)	$ (179,954)
Stock-based compensation	-	-	2,207	-	2,207
Net loss	-	-	-	(367,440)	(367,440)
December 31, 2024	9,100,000	$ 91	$ 2,207	$ (547,485)	$ (545,187)

See accompanying notes to the financial statements

NUTCASE MILK, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2024	Year Ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (367,440)	$ (180,045)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	2,207	91
Changes in operating assets and liabilities:		
Accounts receivable	(25,154)	-
Inventory	(346,930)	-
Prepaid expenses	(575)	-
Accounts payable	6,804	5,356
Accrued liabilities	(3,408)	3,408
Deferred revenue	1,119	-
Net cash used in operating activities	(733,377)	(171,190)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Related party advances	-	3,000
Proceeds from SAFE agreements	600,000	350,000
Net cash provided by financing activities	600,000	353,000
Increase in cash and cash equivalents	(133,377)	181,810
Cash and cash equivalents, beginning of period	181,810	-
Cash and cash equivalents, end of period	$ 48,433	$ 181,810
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Nutcase Milk, Inc. was formed on January 4, 2023 ("Inception") in the State of Delaware. The financial statements of Nutcase Milk, Inc. (which may be referred to as the "Company", "Nutcase", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

Nutcase is a nut milk company, combining the nostalgic appeal of chocolate milk with a premium, better-for-you nut milk, in sleek adult packaging. Made with cashews and naturally sweetened with dates & agave – Nutcase brings back your favorite childhood drink, grown-up and guilt-free.

Costs incurred in 2023 and through 2024 are related to the general formation of the business and product development. The Company soft launched mid-2024, focused initially on testing through DTC channels while building strategic partnerships and retail relationships.

Management Plans
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from startup expenses of approximately $367,000 during the period ended December 31, 2024 and only recently commenced operations. The Company requires additional capital to operate, for which management's plans are more fully described below. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management plans to raise additional capital to fund operations through debt and/or equity financings, as available from both external and internal parties who are committed to growing the Company and its brand of products. While we are confident the Company will be able to raise the necessary funds to operate normally for the foreseeable future, due to factors outside of our control, and due to the early stage of the Company, we may not be able to obtain financing on acceptable terms, or at all. We also plan to generate additional gross profits from our increasing revenues that commenced in 2024. If we are unable to increase our revenue and profitability, or obtain additional capital on acceptable terms, the ability for us to execute our business plan could be negatively affected. No assurance can be given that the Company will be successful in these efforts. The unaudited financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Simple Agreements for Future Equity ("SAFE" or "SAFEs") are considered level 3 liabilities to the presence of unobservable inputs. The Company determined there was no change in fair value of the SAFE's issued during both 2024 and 2023. In 2023, the Company determined this as the SAFEs were being issued before and after year end on the same terms evidencing fair value. In 2024, the Company estimated fair value of the various SAFE agreements using a probability weighted average analysis for the potential settlement outcomes based on the underlying terms of the SAFE agreements. It was determined there was no material change to the instruments' fair value. Subjective assumptions included the fair value of the Company's common stock and the probability of various settlement outcomes. The valuation of the SAFEs use assumptions and estimates management believes would be made by a market participant in making the same valuation.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are derived from sales of products to customers and is reported net of allowance. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for credit loss is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2024 and 2023, the Company determined there was no allowance for credit loss necessary.

Inventory
Inventory is stated at the lower of cost (using the first-in, first-out method ("FIFO")) or net realizable value. Inventory consists primarily of finished goods.

Future Equity Obligations
The Company has issued Simple Agreements for Future Equity ("SAFEs") in exchange for cash. These funds are classified as long-term liabilities with changes in fair value recognized through earnings.

Revenue Recognition
The Company will recognize revenue under the guidance of Accounting Standards Codification ("ASC") 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Sales through the Company's e-commerce platform are paid at the time of purchase and is recognized at the point in time when products are shipped to the end customer, when Nutcase has fulfilled its performance obligation, net of returns.

Wholesale revenue is recognized at a point in time when the product is shipped based on a confirmed order, net of estimated returns, holdbacks, or other expenses.

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of product development, formulation, and related activities. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and certain state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Risks and Uncertainties
The Company's operations are subject to new laws, regulation and compliance. The Company is also subject to price fluctuations and availability of raw materials. Significant changes to regulations governing the way the Company derives revenues, or the price and availability of materials could impact the Company negatively. Revenue producing activities commenced in 2024.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – SAFE AGREEMENTS

During 2023 and 2024, the Company issued SAFEs for an aggregate purchase amount of $500,000 to investors of the Company (the "Pre-Seed SAFEs"). Of the total amount $200,000 was sold to a related party. The Pre-Seed SAFEs, provide the right to future equity in the Company, and are subject to a valuation cap of $5.0 million and discount rates ranging from 80% to no discount.

During 2024, the Company issued SAFEs for an aggregate purchase amount of $450,000 to investors of the company (the "Seed SAFEs"). Of the total amount $350,000 was sold to a related party. The Seed SAFEs, provide the right of the investors to future equity in the Company, and are subject to a valuation cap of $10.0 Million and discount rates ranging from 80% to no discount.

The terms of the SAFEs are such that if there is an equity financing the SAFE will automatically convert into the greater of (i) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per shares of the Standard Preferred Stock or (ii) the number of shares of SAFE Preferred Stock equal to the Purchase amount divided by the SAFE Price. If there is a liquidity event before the termination of the SAFE, the Safe holder will be entitled, subject to liquidation priority, to receive a portion of Proceeds, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase amount divided by the Liquidity Price. Upon dissolution event, subject to liquidation priority, the investor will receive a portion of proceeds equal to the cash-out amount.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001.

Upon Inception, the company issued 9,000,000 shares of common stock to founders. Of these shares, 2,000,000 are restricted subject to monthly vesting over four years commencing in February 2024.

In January 2023, the Company issued 100,000 common shares to a consultant, which vest monthly over two years. Due to the shares being issued near Inception, these shares were deemed to have nominal value.

As of December 31, 2024, 512,500 of the restricted common stock have vested in accordance with the terms above.

Stock Options

In 2023, our Board of Directors adopted the Nutcase Milk Inc. 2023 Stock Incentive Plan (the "2023 Plan"). The 2023 Plan provides for the grant of equity awards to employees and consultants, including stock options and shares of our common stock. Up to 1,000,000 shares of our common stock may be issued pursuant to awards granted under the 2023 Plan. The 2023 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2024 and 2023, the Company granted 300,000 and 300,000 stock options, respectively, under the 2023 Plan. The granted options had an exercise price of ranging from $0.00001 to $0.50, expire in ten years, and vest monthly over 24 to 48 months. The aggregate grant date fair value for 2023 was determined to be negligible with a weighted average grant date fair value of less than $0.01. The aggregate grant date fair value for 2024 grants was $11,370 with a weighted average grant date fair value of $0.04 per share. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2024	December 31, 2023
Expected life (years)	6.25	5.75
Risk-free interest rate	4%	4%
Expected volatility	75%	75%
Annual dividend Yeld	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The Company recognizes stock option forfeitures as they occur.

The outstanding options are as follows:

	Options	Weighted Average Exercise Price	Intrinsic value
Inception	-	$ -	
Granted	300,000	0.17	
Cancelled/forfeited	-	-	
December 31, 2023	300,000	0.17	
Granted	300,000	0.17	
Cancelled/forfeited	-	-	
December 31, 2024	600,000	$ 0.17	$ 37,998
Exercisable as of December 31, 2024	220,833	$ 0.17	$ 13,750
Exercisable and expected to vest at December 31, 2024	600,000	$ 0.17	$ 37,998

For the years ended December 31, 2024 and 2023, stock-based compensation was $2,207 and 0, respectively. Remaining expense of approximately $10,400 will be recognized over approximately three years.

NOTE 6 – RELATED PARTY TRANSACTIONS

See Note 3 for related party SAFE agreement.

Options to purchase 100,000 shares of common stock disclosed in Note 4, were granted to a related party.

NOTE 7 – INCOME TAXES

As of December 31, 2024, the Company had net operating loss carry forward of approximately $589,000 available to offset future taxable income, which may be carried forward indefinitely. As a result, the Company also had deferred tax assets of approximately $124,000. The Company's ability to utilize net operating loss carry forwards will depend on its ability to generate adequate future taxable income.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required based on current losses and losses that may exist as the Company plans to scale its operations. During the period ended December 31, 2024, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets. Temporary differences are primarily related to research and development expenses and stock compensation. The valuation allowance totaling approximately $124,000 and $49,000 as of December 31, 2024 and 2023, respectively, representing an increase of $75,000.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through May 23, 2025, the issuance date of these financial statements. There have been no events or transactions during this time which would have a material effect on these financial statements.